    As filed with the Securities and Exchange Commission on August 1, 2001
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        ------------------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                                Amendment No. 2
                                Final Amendment

                           ------------------------

                      TANGRAM ENTERPRISE SOLUTIONS, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))


                       OPTIONS TO PURCHASE COMMON STOCK,
                           par value $0.01 Per Share
                        (Title of Class of Securities)

                           ------------------------

                                  875924-10-2
                     (CUSIP Number of Class of Securities)

                           ------------------------

                                 John N. Nelli
               Senior Vice President and Chief Financial Officer
                      Tangram Enterprise Solutions, Inc.
                       11000 Regency Parkway, Suite 401
                          Cary, North Carolina 27511
                                (919) 653-6000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                                Filing Person)

                             --------------------

                                  Copies to:
                          T. Justin Moore, III, Esq.
                             David I. Meyers, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                (804) 788-8200

                           CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                 Amount of Filing Fee**
--------------------------------------------------------------------------------
$444,581                                               $89.00
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 478,507 shares of common stock of Tangram Enterprise Solutions, Inc. having an aggregate value of $444,581, as of June 28, 2001, will be issued in exchange for currently outstanding options pursuant to this Offer. The aggregate value of such options was based on the Black-Scholes option pricing model.
** One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   89.00            Filing Party: Tangram Enterprise
                                                              Solutions, Inc.
     Form or Registration No.: 5-38569          Date Filed:   June 29, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  Third-party tender offer subject to Rule 14d-1.
[X]  Issuer tender offer subject to Rule 13e-4.
[_]  Going-private transaction subject to Rule 13e-3.
[_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer [X]

SCHEDULE TO

This Amendment No. 2 to the Schedule To-I ("Amendment No. 2") to the Tender Offer Statement on Schedule TO filed by Tangram Enterprise Solutions, Inc. (the "Company") with the Securities and Exchange Commission on June 29, 2001, as amended (the "Schedule TO"), reports the final results of the offer by the Company to exchange all options currently outstanding under the Company's 1988 Stock Option Plan and 1997 Equity Compensation Plan to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exercise price greater than $2.00 per share of Common Stock, held by option holders as of June 29, 2001 (the "Eligible Options") for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the 1997 Equity Compensation Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Offer to Exchange"), previously filed by the Company as Exhibit (a)(1)(A) to the Schedule TO, the related Election Form (the "Election Form"), previously filed by the Company as Exhibit (a)(1)(C), the letter from Norman L. Phelps to the Company's employees, dated June 29, 2001 (the "Letter"), previously filed by the Company as Exhibit
(a)(1)(B) and the Notice of Change in Election from Accept to Reject (the "Rejection Form"), previously filed by the Company as Exhibit (a)(1)(D) (the Election Form, the Letter, the Rejection Form and, together with the Offer to Exchange, as each may be amended and supplemented from time to time, the "Offer"). Due to an inadvertant computer error, the Company desires to report an additional 2,500 Eligible Options that were accepted for cancellation in the Offer.

ITEM 4. TERMS OF THE TRANSACTION.

The final paragraph of Item 4 of the Schedule TO which was added by the Company on July 31, 2001, pursuant to the Final Amendment is hereby deleted in its entirety. Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

"The Offer expired at 5 p.m., Cary, North Carolina Time, on July 30, 2001. Pursuant to the Offer, we have accepted for cancellation Eligible Options to purchase 234,456 shares of Common Stock. Subject to the terms and conditions of the Offer, we will grant Replacement Options to purchase 234,456 shares of Common Stock on approximately February 4, 2002, in exchange for the Eligible Options surrendered in the Offer."

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2001

                                      TANGRAM ENTERPRISE SOLUTIONS, INC.


                                      By: /s/ John N. Nelli
                                          --------------------------------------
                                          John N. Nelli
                                          Senior Vice President and Chief
                                          Financial Officer
                                          (Principal Financial and
                                          Accounting Officer)